                  CENDANT EXTENDS $58 PER SHARE TENDER OFFER
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            FOR AMERICAN BANKERS INSURANCE GROUP SHARES TO MARCH 6
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Stamford, CT and Parsippany, NJ, February 26, 1998 -- Cendant Corporation
(NYSE: CD) said today it is extending its cash tender offer to buy approximately
23.5 million common shares of American Bankers Insurance Group Inc. (NYSE: ABI) at a price of $58 per share. The offer, which commenced on January 28, 1998, and was scheduled to expire at midnight, New York City time on February 25, 1998, has been extended to 5:00 p.m., New York City time, on March 6, 1998. As of midnight New York City time on February 24, 1998, 20,950,089 shares of American Bankers' stock had been tendered to Cendant under the terms of the offer, including 9,414,801 shares tendered pursuant to notices of guaranteed delivery. Shares tendered represent approximately 50% of American Bankers outstanding common stock.

On January 27, Cendant proposed to acquire American Bankers for $58 per share in cash and stock, for an aggregate of approximately $2.8 billion on a fully diluted basis. The shares Cendant will purchase under this tender offer, combined with the shares Cendant already owns, will equal 51% of the fully diluted shares of American Bankers. Cendant will exchange, on a tax-free basis, shares of its common stock with a fixed value of $58 per share for the balance of American Bankers' common stock.


Cendant said it had extended the offer through the scheduled American Bankers' shareholder vote on the $47 per share offer from AIG. "We believe that, in light of Cendant's clearly superior offer, American Bankers shareholders will vote against the AIG proposal. We are committed to acquiring American Bankers and, following the vote against AIG, we plan to further extend our tender offer to enable American Bankers' shareholders to benefit from the greater value we are offering them," said Henry R. Silverman. President and Chief Executive Officer and Walter A. Forbes, Chairman of Cendant.


The Information Agent for the Cendant offer is Innisfree M&A Incorporated. The Dealer Managers are Lehman Brothers and Merrill Lynch & Co.


Cendant (NYSE: CD) is the world's premier provider of consumer and business services. With a market capitalization approximately $30 billion, it ranks among the 100 largest U.S. corporations. Cendant operates in three principal segments: Membership, Travel and Real Estate Services. In Membership Services, Cendant provides access to travel, shopping, auto, dining, and other services through more than 66.5 million memberships worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services and the second largest fleet management company. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsippany, NJ, the company has more than 35,000 employees, operates in over 100 countries and makes approximate 100 million customer contracts annually.

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